Exhibit 99.124

60 broadcasters to deliver Torque Esports’ online racing
into more than 600 million homes worldwide

●	Jacques Villeneuve joins Emerson Fittipaldi and Jenson Button as F1 World Champions in Legends Trophy

●	The Race All-Star Series - Fully Charged by ROKiT Phones launches a three-race championship calendar with prize money for charity

●	Legends Trophy, All-Star Cup and Jones Soda Last Chance Qualifier events to be shown worldwide

LONDON, April 9, 2020 /PRNewswire/ — The ground-breaking Torque Esports-created (OTCQB: MLLLF) (TSXV: GAME) esports racing competition, The Race All-Star Series - Fully Charged by ROKiT Phones, is set to reach more than 600 million homes with a record-setting TV package bringing virtual racing to a massive international audience.

The esports racing event was created to fill the motorsport entertainment drought caused by the COVID-19 pandemic. From concept to green flag in only 72 hours – Torque Esports was on “pole” as the first to create a live-streamed event to fill the racing void on March 15 when the Australian Grand Prix was canceled.

After four high profile events and millions of online views, viewership for the series will explode this week with a massive global television deal.

A 90-minute highlights package will be showcased on major international networks including CNBC; StarTimes Africa; Singtel in Singapore; India’s DD Sports; Claro Deportes throughout Latin America and many more.

The global TV numbers will grow further for the esports series with Eurosport showing Saturday’s event online this week before adding it to its broadcast schedules for 154 million homes from April 18 onwards.

The Race All-Star Series - Fully Charged by ROKiT Phones features two separate events – the All-Star Cup, which pits the leading stars from Formula 1, Formula E, IndyCar, sportscars and more against the world’s top sim racers, and the Legends Trophy.

This week’s Legends trophy will add its third Formula 1 World Champion with 1997 title winner Jacques Villeneuve joining fellow winners Emerson Fittipaldi (1972 and 1974) and Jenson Button (2009).

Introduced two weeks ago, the Legends Trophy has quickly become a fan favorite. The star-studded field also includes Indy 500 winners Juan Pablo Montoya (also a F1 star), Dario Franchitti, Helio Castroneves, Gil de Ferran, and Tony Kanaan. 24 Hours of Le Mans winners Emanuele Pirro, David Brabham, and Jan Magnussen have also starred in the field of racers aged 40 and over.

Last week’s Legends line-up had a combined record of three Formula 1 World Championship titles, 1076 race starts, 47 wins, 41 pole positions; eight IndyCar championships, 1414 race starts, 124 wins, and 11 Indy 500 victories; as well as 16 wins in the 24 Hours of Le Mans.

“We created the All-Star Series because as a company we’re huge fans of both motorsport and esports and we’re in a time where there is a massive void for sports entertainment,” Torque Esports President and CEO, Darren Cox said.

“It turns out that we are not alone. There are millions of fans out there who have been tuning in in droves, and our corporate partners in ROKiT Phones and Jones Soda have become key parts of the event. Now we’re taking the action to millions of fans around the world with this incredible broadcast package.”

“But we’re not trying just to fill the gap left by traditional motorsport. This is a fantastic opportunity for our sport to establish the esports genre as a legitimate form of entertainment for fans around the world. It’s also a potentially lucrative first step for new competitors to get involved in the sport without ever having to leave their homes.”

The Torque Esports group also includes the Barcelona, Spain-based data analytics experts Stream Hatchet; Lyon, France-based game studio, Eden Games; Maranello, taly-based motorsport simulator company, Allinsports; Silverstone, esports tournament and streaming platform, UMG Games; UK-based content and esports tournament creators, IDEAS+CARS; plus London-UK-based motorsport and esports racing media platform, The Race.

“Our gaming live streaming data analytics and analysis team at Stream Hatchet is seeing a massive increase in people watching gaming action and those numbers are mirrored by our game studio team at Eden Games which has had 216 percent increase in downloads from the Gear.Club and F1 Mobile titles during March,” said Cox.

“We know and love virtual motorsport – millions of fans around the world are now being introduced to it through The Race All-Star Cup - Fully Charged by ROKiT Phones.”

In addition to the boost from the global broadcast package announced today, The Race All-Star Series - Fully Charged by ROKiT Phones will also evolve into a full championship series from this weekend.

A three-race championship series will feature professional racers competing against the world’s top sim racers. Points will be awarded after each week, with the champion crowned at the end of three weeks being awarded a US$30,000 prize to be given to the charity of their choice. The championship will be run starting this Saturday on April 11 and will follow on April 18 and 25.

The championship winner will also receive a full day’s test in a Formula 1 team’s simulator including flights to the UK and accommodation (subject to the lifting of travel restrictions from the COVID-19 pandemic).

Legends racers will also compete for their favorite charity with a weekly US$10,000 prize on offer for the winner of the opening race.

Saturday’s The Race All-Star Cup - Fully Charged by ROKiT Phones event will be held at the rFactor 2 version of Sebring International Raceway from 17:00 UK, 18:00 CET, 12:00 US Eastern, 9:00 US Pacific, 13:00 Brazil, 00:00 China, 1:00 Japan and 2:00 Australian East Coast time.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the proposed acquisition of simulator company AiS – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, +1 (705) 445-3006

Darren Cox, CEO darrencox@torqueesport.com

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